UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              Sunrise Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    867910101
                ------------------------------------------------
                                 (CUSIP Number)

                                   Simeon Gold
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                   May 6, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            13D

-----------------------------------                         -----------------------------------
CUSIP NO.     867910101                                      PAGE    2      OF     7      PAGES
-----------------------------------                         -----------------------------------

----------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Entrust Capital Inc.
       (No. 13-3933026)
----------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (A) |_|
                                                                                      (B) |_|


----------------------------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
----------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                                 |_|


----------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES            None
 BENEFICIALLY
   OWNED BY      -----------------------------------------------------------------------------
     EACH         8   SHARED VOTING POWER
   REPORTING
    PERSON            1,606,211
     WITH        -----------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      None
                 -----------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                      2,314,894

----------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,314,894
----------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             |_|


----------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.91%
----------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IA
----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1  SECURITY AND ISSUER

      The title and class of equity security to which this statement on Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Sunrise Medical, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2382 Faraday Avenue, Suite 200, Carlsbad, CA 92008.


ITEM 2  IDENTITY AND BACKGROUND

      This statement is filed on behalf of EnTrust Capital Inc., a Delaware Corporation ("EnTrust"), whose principal executive office is located at 650 Madison Avenue, New York, NY 10022.

      EnTrust principally engages in the business of an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, managing equity and fixed income accounts for clients on a discretionary basis.

      The shareholders, directors and principal executive officers of EnTrust are Michael Horowitz, Mark Fife and Gregg Hymowitz (each, a "Principal"). The business address of each Principal is 650 Madison Avenue, New York, New York 10022. The principal occupation or each Principal (each of who is a citizen of the United States) is the business of EnTrust.

      During the last five years, neither EnTrust nor any executive officer, director or shareholder of EnTrust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      EnTrust purchased the Common Stock of the Issuer for the accounts of its clients. The sources of funds for such purchases were the available personal funds in clients' accounts. In certain instances shares of Common Stock of the Issuer have been purchased on margin extended by the broker-dealers carrying client accounts. The aggregate capital of clients invested in the Common Stock of the Issuer was $35,612,445.

ITEM 4  PURPOSE OF TRANSACTION

      EnTrust, on behalf of its clients, has substantially increased its position in the Common Stock of the Issuer.

      EnTrust remains encouraged by the continuing progress made by the management of the Issuer. EnTrust is pleased to see the 67% increase in base business operating earnings in the most recent quarter. EnTrust is also encouraged by the efforts to broaden and diversify the knowledge of the Board of Directors with the recent election of Michael N. Hammes. EnTrust believes that there remains tremendous untapped value for the shareholders of the Issuer and, therefore, EnTrust's clients.

      EnTrust continues to maintain a dialogue with management and other interested shareholders and third parties in furtherance of the optimization and realization of the unrecognized value of the Common Stock of the Issuer.

      EnTrust urges management to continue to pursue all opportunities and methods to promote and increase shareholder value including transactions that may further the maximization of the long term value of the Common Stock of the Issuer.

      Except as set forth above, EnTrust has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the close of business on May 6, 1998, and based on the number of shares of Common Stock reported to be outstanding as of January 30, 1998 (i.e., 19,433,000 shares),

            EnTrust beneficially owned 2,314,894 shares of Common Stock, representing approximately 11.91% of the outstanding shares of Common Stock of the Issuer.

            Of the shares of Common Stock beneficially owned by EnTrust, 28,300 shares* are for the account of Mark Fife, members of his immediate family and a foundation controlled by him, 22,000 shares are for the account of Michael Horowitz and members of his immediate family, and 24,400 shares are for the account of Gregg Hymowitz and members of his immediate family.

            * Schedule 13D filed by EnTrust over-stated by 1,000 the number of shares for the account of Mark Fife, members of his immediate family and a foundation controlled by him.

            * Amendment Numbers 1 & 2 to Schedule 13D over-stated by 1,000 the number of shares for the account of Mark Fife, members of his immediate family and a foundation controlled by him.

      (b) The responses of EnTrust to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D hereof are incorporated herein by reference.

      (c) Attached hereto as Appendix A is a list of each transaction in the Common Stock of the Issuer effected by EnTrust since Amendment No. 2 to Schedule 13D filed by EnTrust on April 16, 1998.

      (d) Each client of EnTrust whose account holds shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by EnTrust on his or its behalf. Except with respect to such clients, EnTrust, to the best of its knowledge, is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the issuer beneficially owned by EnTrust.

      (e) Not applicable.

ITEM 6      Not applicable.

ITEM 7      Not applicable.

SIGNATURE


            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 1998

                                    EnTrust Capital Inc.

                                    /s/ Gregg S. Hymowitz
                                    ---------------------------------
                                    Name: Gregg S. Hymowitz
                                    Title: Principal

                                  Appendix A

            The following is a list of each purchase of the Common Stock of the Issuer effected by EnTrust since Amendment No. 2 to Schedule 13D filed by EnTrust on April 16, 1998. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.

Date of Transaction     Number of Shares of Common Stock    ($) Price Per Share
-------------------     --------------------------------    -------------------
4/15/98                           400                             14.625
4/16/98                         3,000                             14.00
4/17/98                            50                             13.8125
4/17/98                        13,000                             13.75
4/20/98                        20,000                             14.4687
4/21/98                        15,200                             14.4777
4/21/98                           100                             14.50
4/22/98                        16,800                             14.263
4/23/98                        25,000                             14.48
4/24/98                         3,800                             14.641
4/27/98                        10,900                             14.113
4/28/98                         1,200                             14.3906
4/29/98                        17,000                             14.6607
4/30/98                            70                             14.6875
4/30/98                         2,400                             14.598
4/30/98                        23,900                             14.625
5/1/98                         12,300                             14.88
5/4/98                          7,300                             14.803
5/4/98                             75                             15.00
5/5/98                          9,000                             14.43
5/6/98                         15,000                             14.729

            The following is a list of each sale of the Common Stock of the Issuer effected by EnTrust since Amendment No. 2 to Schedule 13D filed by EnTrust on April 16, 1998. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.

Date of Transaction     Number of Shares of Common Stock    ($) Price Per Share
-------------------     --------------------------------    -------------------
    4/17/98                         2,000                          14.00


            Included in the foregoing list of purchases are the following transactions for the accounts of officers, directors and principal shareholders of EnTrust:

1.    Account of Mark Fife:

Date of Transaction     Number of Shares of Common Stock    ($) Price Per Share
-------------------     --------------------------------    -------------------
     4/30/98                         5,000                         14.625

2. Account of Michael Horowitz and Spouse:

Date of Transaction     Number of Shares of Common Stock    ($) Price Per Share
-------------------     --------------------------------    -------------------
     4/30/98                        12,000                         14.625




NYFS07...:\56\45256\0001\6822\LST3098R.08B

3.    Account of Gregg Hymowitz

Date of Transaction     Number of Shares of Common Stock    ($) Price Per Share
-------------------     --------------------------------    -------------------
     4/20/98                          1,700                        14.4687
     4/24/98                          1,400                        14.6414
     4/29/98                          3,000                        14.6607











                                     2